# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INGLES MARKETS INC, CIK 0000050493
CUSIP: 457030104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 3049 US-70, Black Mountain, North Carolina (NC), 28711
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001015079

## Reporting persons
- BRANDES INVESTMENT PARTNERS, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 818,548; sole dispositive power 0; shared dispositive power 1,160,533; aggregate amount beneficially owned 1,160,533 (8% of the class)

## Item 1. Issuer
Name of issuer: INGLES MARKETS INC
Address of issuer's principal executive offices: 3049 US-70, Black Mountain, NORTH CAROLINA, 28711.

## Item 2. Person Filing
Name of person filing: Brandes Investment Partners, L.P.
Address of principal business office or, if none, residence: 4275 Executive Square, 5th Floor, La Jolla, CA 92037
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,160,533
Percent of class: 7.98 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 818,548
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,160,533

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BRANDES INVESTMENT PARTNERS, LP: /s/ Glenn Carlson, Executive Director (11/05/2025)